Exhibit 99.1

Indaba Capital Nominates Two Highly-Qualified Candidates for Election to the Board of Directors of Benefitfocus

Issues Letter Detailing the Need for Meaningful, Shareholder-Driven Change in the Boardroom

Introduces Two Strong Director Candidates Who Are Committed to Bringing Fresh Perspectives and Open Minds to the Board

Lays Out the Current Board’s History of Presiding Over Hundreds of Millions of Dollars in Value Destruction and Exceedingly Poor Governance, Including Concerning Conflicts and Related Party Transactions

Urges Benefitfocus to Make its Board Declassification Proposal the First Agenda Item at the 2021 Annual Meeting in Order to Allow Shareholders to Vote on the Company’s Directors

SAN FRANCISCO--(BUSINESS WIRE)--Indaba Capital Management, L.P. (together with its affiliates, “Indaba” or “we”), which collectively with the other participants in its solicitation beneficially owns approximately 9.5% of the outstanding common shares of Benefitfocus, Inc. (NASDAQ: BNFT) (“Benefitfocus” or the “Company”), today issued the below letter to shareholders regarding its decision to nominate two highly-qualified and independent candidates for election to the Company’s Board of Directors (the “Board”) at the 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”). Indaba also holds approximately 22.9% of the outstanding issue of the Company’s 1.25% convertible senior notes.

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Fellow Shareholders,

Indaba is a significant holder of the common shares and convertible senior notes issued by Benefitfocus. We invested in the Company because it is an attractive, established business that operates in a growing, high-potential market. Unfortunately, despite these tailwinds, Benefitfocus has stagnated for years due, in our view, to an overtly self-interested Board that has consistently flouted the tenets of sound corporate governance. We believe the current Board has fostered an anti-shareholder culture that has been defined by excessive related party transactions, insufficient boardroom diversity and independence, and unjustifiable corporate waste.

In order to facilitate meaningful governance enhancements and help stem the tide of value destruction at Benefitfocus, Indaba initiated a private dialogue with the Company’s leadership in December 2020. We subsequently spent eight weeks trying to convince Benefitfocus to fix its broken governance and refresh the Board with diverse, experienced individuals identified by Indaba. Regrettably, our conversations have been unproductive as the Company’s leadership continues to resist shareholder representation and instead recently chose to unilaterally announce a subset of basic governance changes that we had been advocating for months.

In our view, the incremental changes adopted by Benefitfocus fall woefully short of the substantive enhancements that shareholders deserve. This is why we have nominated two highly-qualified, independent director candidates for election to the Board at the 2021 Annual Meeting: Ronald P. Mitchell and Nicholas K. Pianim. If Benefitfocus takes the appropriate step of making its declassification proposal the first item on the agenda at the 2021 Annual Meeting, shareholders will be able vote to de-stagger the Board and vote to elect two new directors to represent common shareholders with diverse backgrounds and more relevant sector experience.

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Messrs. Mitchell and Pianim would bring fresh perspectives and strong independence to the boardroom. In addition to possessing demonstrated integrity, they also have deep experience in technology, software and enterprise solutions. They can help the Board identify operational improvements, evaluate new business channels and explore strategies for repairing relations with the broker community. We firmly believe that Messrs. Mitchell and Pianim are the right director candidates for this pivotal moment in time.

We Believe Benefitfocus Needs Meaningful, Shareholder-Driven Change in the Boardroom

Benefitfocus is at a crossroads after years of prolonged underperformance and value destruction. The Company’s share price deterioration began well before the COVID-19 pandemic hit and has spent most of the past year hovering near all-time lows, leading us to conclude that the investment community has lost a significant amount of confidence in the Board and management team. We suspect that shareholder confidence will continue to erode as long as Benefitfocus lingers on its current path and rejects the input of its shareholders.

It is important for shareholders to understand that the current Board, which refused to proactively add two of our director candidates, is responsible for the following:

•	Years of Value Destruction: Benefitfocus has negative total shareholders returns over one-year (-34.0%), three-year (-46.4%) and five-year periods (-60.2%) through December 31, 2020. In addition, the Company has dramatically underperformed its human capital management peers and all relevant indices over those same periods. These results have persisted despite the backdrop of the longest bull market in history.

•	A Punishing Trading Price Discount: The Company’s shares trade far below its self-identified peer group average based on 2020 sales and forward sales estimates for 2021.[1] We suspect this persistent gap stems from the fact that Benefitfocus dramatically lags its peers when it comes to top-line growth and perpetuates poor corporate governance.

•	Costly Strategic Mistakes: The Company’s attempt to disintermediate brokers through the launch of BenefitStore was a colossal failure. The Board approved the concept despite the fact that brokers are the primary source of leads and customer adoption of benefits administration products. Subsequently, Benefitfocus further alienated the broker community by entering into an unsuccessful strategic partnership with Mercer LLC. While both of these initiatives have been unwound, the broker community has not forgotten and continues to direct revenue away to competitors. We cannot help but wonder whether a more engaged, independently-minded Board would have rejected these poorly-conceived initiatives.

•	Highly-Concerning Management Turnover: Benefitfocus has had three Chief Executive Officers and six Chief Financial Officers since 2015. We believe this instability falls squarely on the Board, which has failed in its basic duty to identify and retain qualified executives. We also suspect that retaining Mason Holland Jr. as Executive Chairman for years made it harder to attract qualified external candidates for the Chief Executive Officer role.

1 Publicly traded peer group constituents, as identified in the Company’s 2020 Proxy Statement filed April 29, 2020: AppFolio, Inc., Castlight Health, Inc., ChannelAdvisor Corporation, Cornerstone OnDemand, Inc., Evolent Health, Inc., Five9, Inc., HealthEquity, Inc., HealthStream, Inc., Inovalon Holdings, Inc., LivePerson, Inc., NIC Inc., Paylocity Holding Corporation, Q2 Holdings, Inc., SPS Commerce, Inc., Upland Software, Inc., Workiva, Inc.

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•	Egregious Related Party Transactions: The Board has rubber stamped a litany of related party transactions over the years, including several involving Mr. Holland. Benefitfocus is party to three lease agreements with entities controlled by Mr. Holland and former Chief Executive Officer Shawn Jenkins. The Company has spent tens of millions of dollars on these agreements. Equally troubling is the fact that the Company’s preferred stock agreement with BuildGroup LLC (“BuildGroup”) initially included a voting agreement between Mr. Holland and Lead Independent Director A. Lanham Napier. The requirement that BuildGroup vote to elect Mr. Holland or his designees to the Board and that Mr. Holland vote to elect Mr. Napier or his designees to the Board was only eliminated after Indaba raised concerns.

•	Capital Structure Mismanagement: Benefitfocus had $115 million in cash on its balance sheet as of May 2020. Despite maintaining this stable position and having the ability to prepay millions of dollars in lease payments to Mr. Holland’s entities in March 2020, Benefitfocus chose to raise $80 million via a convertible preferred stock deal with BuildGroup. The terms include an 8% coupon, the right to convert into common equity at $15 per share for a total of 5.3 million shares (13% of the total outstanding shares) and the right to vote with common shareholders on all matters, including the election of directors, in addition to separately electing two directors to the Board. We are confounded by this decision given that Benefitfocus would go on to revise its free cash flow guidance upward by $30 million at the end of Q3 2020 and also repurchase almost $19 million in the Company’s 1.25% convertible senior notes. The Board’s apparent lack of judgement when it comes to financing and capital allocations is truly alarming.

•	Concerning and Opaque Governance: Prior to Indaba sharing its views with Benefitfocus this winter, the Board was committed to a duplicative leadership structure by preserving the Executive Chairman position and Chief Executive Officer position, as well as a number of other anti-shareholder policies. It seems apparent that the Board first established the Executive Chairman position solely for Mr. Holland so that he could exert undue influence on the Board’s decision-making process. In late January, after suggesting that Mr. Holland will be stepping entirely off of the Board, Benefitfocus took the unusual step of subsequently entering into an advisory agreement with Mr. Holland that transitioned him from Executive Chairman to Chairman Emeritus, a paid Board advisory role, which would permit Mr. Holland to continue attending Board and committee-level meetings after the 2021 Annual Meeting. Shortly after announcing Mr. Holland’s new position that would allow him to maintain his strong grip on the Board, Benefitfocus walked the concerning maneuver back by announcing on its 4Q20 earnings call that the Company will in fact not move forward with Mr. Holland’s advisory agreement. We question why the Company is allowing Mr. Holland to hold onto the Executive Chairman position and his seat as a director on the Board until the 2021 Annual Meeting? In our view, these questionable decisions are an affront to Benefitfocus’ shareholders and demonstrate not only incredibly poor judgement but also reflect disrespectful governance and a larger scheme by the Company to ensure Mr. Holland remains in control of the Board. Following our urging, Benefitfocus has announced plans to de-stagger its Board, establish a majority voting standard for all director elections and reduce Mr. Holland’s role. These steps, however, must be the start – not the finish – of major governance changes at Benefitfocus. The Company has not specified when it plans to de-stagger its Board, has opted not to form a special committee to assess past related party transactions involving Mr. Holland and still does not have sufficient diversity on its Board.

Although the aforementioned issues only scratch the surface of the problems plaguing Benefitfocus, it should be clear that the current Board cannot be trusted to carry out a credible director refreshment program and implement shareholder-friendly governance policies. The Board appeared quite content prioritizing its insider agenda prior to Indaba’s engagement. If qualified shareholder representatives do not enter the boardroom, we fear there will be a repeat of history.

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We Believe Indaba’s Director Candidates Represent the Right Solution at the Right Time

The first step toward stabilizing Benefitfocus is putting the right people in the right positions. Given the Board’s indefensible history, it needs to be refreshed with individuals who possess integrity, independence and value-additive experience. These individuals also need to be respected and trusted by shareholders.

Given Indaba’s sizable investment in Benefitfocus, we devoted considerable energy and time to identifying exceptional director candidates who would advocate for shareholders’ best interests in the boardroom. We believe shareholders can have faith in our two nominees based on their backgrounds and track records:

•	Ronald P. Mitchell has spent two decades building and leading technology-enabled consumer and enterprise SaaS businesses. He has overseen the delivery of an array of career education and workforce solutions. Mr. Mitchell currently serves as the Managing Partner of Low Post Ventures LLC (“LPV”), a company that has developed, financed and grown many of the most innovative solutions in the EdTech and WorkforceTech ecosystem. Prior to his work in the technology space, Mr. Mitchell spent several years as an investment banker and private equity professional, including as a General Partner of Provender Capital Group, LLC, a merchant banking fund making principal investments in media, financial services and specialty retail. He earned his BA from Harvard University and MBA from Harvard Business School, where he served as President of his class.

•	Nicholas K. Pianim is a Managing Director at DAG Ventures, a mid-stage venture capital firm with more than $1.8 billion in assets under management, where he focuses primarily on enterprise software/SaaS, infrastructure, financial technology and security. Prior to joining the firm, Mr. Pianim was Vice President of Corporate Development at Juniper Networks, where he was responsible for acquisitions, commercial transactions and venture investments. Previously, Nick was Chief Executive Officer of iAsiaWorks, a NASDAQ-listed datacenter and managed services company, and Chief Financial Officer for Ensemble Communications, where he oversaw corporate development. He also worked with Enterprise Partners Venture Capital and with Morgan Stanley International. Mr. Pianim has extensive private company board experience after serving on the boards of directors of nine private portfolio companies. He has a B.Sc. in Electrical Engineering from Tufts University, and an MBA from the Stanford Graduate School of Business.

In addition, if elected, Messrs. Mitchell and Pianim will help Benefitfocus take an important and long-overdue step toward achieving racial diversity on the Board, as they are both African American.

In light of our director candidates’ strong qualifications and diverse backgrounds, we are puzzled by the Company’s unwillingness to invite them on to the Board. We are left to question whether Benefitfocus is concerned about allowing truly independent directors in the boardroom. Rather than fighting necessary change and wasting shareholders’ resources on high-priced external advisors, we hope the Board finally abandons its intransigent position and resumes a constructive dialogue with us. We remain ready and willing to discuss an outcome that benefits shareholders.

In the meantime, we look forward to sharing additional information with shareholders about our nominees over the upcoming weeks. They are both firmly committed to entering the boardroom with open minds and no preconceived notions. Their sole focus would be acting in shareholders’ best interests and working collaboratively with the other members of the Board.

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Derek Schrier Managing Partner Indaba Capital Management, L.P.	Alex Lerner Partner Indaba Capital Management, L.P.

About Indaba Capital

Indaba was founded in 2010 to invest opportunistically in corporate equity and debt. Based in San Francisco, Indaba currently has more than $1.5 billion in assets under management. Learn more at www.indabacapital.com.

 CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Indaba Capital Management, L.P. (“Indaba Capital”) together with the other participants named herein (collectively, “Indaba”), intends to file a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of director nominees at the upcoming 2021 annual general meeting of shareholders of Benefitfocus, Inc., a Delaware corporation (the “Company”).

INDABA STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN AND AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Indaba Capital, Indaba Capital Fund, L.P. (“Indaba Fund”), Indaba Partners, LLC (“Indaba Partners”), IC GP, LLC (“IC GP”), Derek C. Schrier, Ronald P. Mitchell And Nicholas K. Pianim.

As of the date hereof, Indaba Fund held 3,097,800 shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”), but by virtue of a certain Investment Management Agreement, Indaba Fund and Indaba Partners have delegated all voting and investment power over the securities of the Company directly held by Indaba Fund to Indaba Capital. Accordingly, Indaba Fund and Indaba Partners, as the general partner of Indaba Fund, do not beneficially own any securities of the Company. Each of Indaba Capital, IC GP, as the general partner of Indaba Capital, and Mr. Schrier, as the managing member of IC GP, may be deemed to beneficially own the 3,097,800 shares of Common Stock held directly by Indaba Fund. In addition, as of the date hereof, Indaba Fund holds $50,681,000 aggregate principal amount of the Company’s 1.25% Convertible Senior Notes due December 15, 2023.

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Contacts

Profile

Greg Marose / Charlotte Kiaie, 347-343-2999

gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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